Exhibit 2.0

MERGER AGREEMENT

This agreement of merger is made as of the 27th day of March 2006, by and between Atlantis Ideas Corp., a Florida corporation, with is principal place of business located at 7695 SW 104 Street, Suite 210, Miami, FL 33156 (“Atlantis”), and Southern Trust Securities Holding Corp., a Florida corporation, with its principal place of business located at 2121 Ponce De Leon Blvd., Suite 340, Coral Gables, FL 33134 (“STS”); (“Atlantis: and “SRS” are sometimes hereinafter referred to as the “Corporations”).

WHEREAS, Atlantis (“Atlantis” is sometimes hereinafter referred to as the “Surviving Corporation”) is a corporation duly organized and existing under the laws of the State of Florida, with its principal place of business at 7695 SW 104 Street, Suite 210, Miami, FL 33156; and

WHEREAS, Southern Trust Securities Holding Corp. is a corporation duly organized and existing under the laws of the State of Florida, with its principal place of business at 2121 Ponce De Leon Blvd., Suite 340, Coral Gables, FL 33134; and

WHEREAS, the authorized capital stock of Atlantis consists of 100,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, no par value.  As of the date hereof, there are 3,000,000 shares of common stock and no shares of preferred issued and outstanding; and

WHEREAS, as of the date hereof, STS has 8,242,226 shares of common stock issued and outstanding, and 313,000 shares of preferred stock issued and outstanding; and

WHEREAS, the Boards of Directors of Atlantis and STS deem it desirable and in the best interests of the Corporations and their shareholders that STS be merged into Atlantis in accordance with Florida Statute 607.1101 in order that the Corporations qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code and Florida Statute 607.1101.

NOW, THEREFORE, in consideration of the mutual covenants, and subject to the terms and conditions hereinafter set forth, the constituent corporations agree as follows:

SECTION ONE – MERGER

STS shall merge into Atlantis, and Atlantis shall be the Surviving Corporation.

SECTION TWO – TERMS AND CONDITIONS

On the Effective Date, as such term is defined herein, the separate existence of the STS shall cease, and Atlantis shall succeed to all rights, ownership, privileges, immunities, and franchises, and all its property, without the necessity for any separate transfer.  Atlantis shall thereafter be responsible and liable for all liabilities and obligations of STS, and neither the rights of creditors nor any liens on the property of STS shall be impaired by the merger.  In addition, Atlantis shall be fully vested in STS’ rights, privileges, immunities, powers and franchises, subject to its restrictions, liabilities, disabilities, and duties, all as more particularly set forth in Florida Statute 607.1106.

If at any time after the Effective Date, Atlantis shall determine that any further conveyances, agreements, documents, instruments, and assurances or any further action is necessary or desirable to carry out the provisions of this agreement, the appropriate officers of Atlantis and/or STS, as the case may be, whether past or remaining in office, shall execute and deliver, upon the request of Atlantis, any and all proper conveyances, agreements, documents, instruments, and assurances and perform all necessary or proper acts to vest, perfect, confirm, or record such title thereto in Atlantis, or to otherwise carry out the provisions of this Agreement.

After the Effective Date, each holder of certificates for shares of STS, shall surrender them to Atlantis in such manner as Atlantis shall legally require.  On receipt of such certificates, Atlantis shall issue and exchange therefor certificates for shares of Atlantis representing the number of shares of such stock to which such holder is entitled as provided for herein.  Holders of certificates of shares of Atlantis shall not be entitled to dividends payable on shares of stock in Atlantis until certificates have been issued to such shareholders.  Thereafter, each such shareholder shall be entitled to receive any dividends on shares of Atlantis issuable to them hereunder that may have been declared and paid between the Effective Date and the issuance to such shareholder of the certificate for such shares in Atlantis.

SECTION THREE – CONVERSION OF SHARES

The manner and basis of converting the shares of STS into shares of the Surviving Corporation is as follows:  (i) for each share of common stock of STS owned prior to the Merger, such shareholder will receive 1.1 shares of common stock of Atlantis; and (ii) for each share of preferred stock of STS owne3d prior to the Merger, such shareholder will receive one (1) share of preferred stock of Atlantis.

SECTION FOUR – ARTICLES OF INCORPORATION

The Articles of Incorporation of Atlantis Corporation shall continue to be its Articles of Incorporation following the Effective Date.  After the merger, the Articles of Incorporation of Atlantis shall be amended to change its corporate name to Southern Trust Securities Holding Corp.

SECTION FIVE – BY-LAWS

The by-laws of Atlantis shall continue to be its bylaws following the Effective Date.

SECTION SIX – DIRECTORS AND OFFICERS

The directors and officers of Atlantis as of the Effective Date are:

Robert Escobio, Chairman, Director, President

Susan Escobio, Director, Vice-President, Secretary, Treasurer

SECTION SEVEN – APPROVAL OF SHAREHOLDERS

This Agreement of Merger shall be submitted for the approval of the shareholders of the constituent corporations in the manner provided by applicable law at meetings to be held at such time as the boards of directors of the constituent corporations may agree.

SECTION EIGHT – EFFECTIVE DATE

The Effective Date shall be the date when a certificate of merger is filed with the Secretary of State of Florida (the “Effective Date”).

SECTION NINE – ABANDONMENT OF MERGER

This Agreement may be abandoned by action of the board of directors of either Atlantis or STS at any time prior to the Effective Date on the happening of either of the following events:

A.

If the merger is not approved by the shareholders of either of the constituent corporations; or

B.

If, in the judgment of the board of directors of either of the constituent corporations, the merger would be impracticable due to the number of dissenting shareholders asserting appraisal rights under applicable state law.

SECTION TEN – EXECUTION OF AGREEMENT

This agreement of merger may be executed in any number of counterparts, and each such counterpart shall constitute an original instrument.

EXECUTED on behalf of the parties by their officers, and sealed with their corporate seals, respectively, pursuant to the authorization of their respective boards of directors on the date first written above.

Southern Trust Securities Holding Corp.		Atlantis Ideas Corporation

By:	/s/ Robert Escobio	By:	/s/ Robert Escobio
	Robert Escobio		Robert Escobio

By:	/s/ Susan Escobio	By:	/s/ Susan Escobio
	Susan Escobio		Susan Escobio

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